EXHIBIT 12.1

GOLDEN STATE WATER COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	For The Year Ended December 31
	2006	2007	2008	2009	2010

Earnings
Pre-tax income from continuing operations	$39,394	$46,979	$45,094	$43,182	$44,193
Add: Fixed charges	20,007	20,967	20,633	22,347	22,094
Earnings available for fixed charges	$59,401	$67,946	$65,727	$65,529	$66,287

Fixed charges
Interest Expense (1)	$19,186	$20,063	$19,651	$21,398	$21,215
Interest component of rentals (2)	821	904	982	949	879
Total fixed charges	$20,007	$20,967	$20,633	$22,347	$22,094

Ratio of earnings to fixed charges	2.97	3.24	3.19	2.93	3.00

(1) Includes amortization of debt issuance costs.

(2) Reflects one-third of rental expense under operating leases considered to represent an appropriate interest.